Exhibit 99.1

Mecox Lane Enters Into Definitive Agreement for Going Private Transaction

SHANGHAI, China, December 22, 2015 — Mecox Lane Limited (NASDAQ: MCOX) (“Mecox Lane” or the “Company”), a multi-brand and multi-channel retailer in China specializing in health, beauty and lifestyle products, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MINAT ASSOCIATED CO., LTD., a business company incorporated under the laws of the British Virgin Islands (“Parent”) and ChinaEquity Alliance Victory Co., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Merger Agreement, Parent will acquire the Company for cash consideration equal to US$0.114 per ordinary share of the Company (each, a “Share”) or US$4.00 per American Depositary Share of the Company (each, an “ADS”), each ADS representing thirty-five shares. This price represents a premium of 17.6% over the Company’s closing price of US$3.40 per ADS as quoted by NASDAQ Global Select Market (“NASDAQ”) on July 20, 2015, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal.

Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”). Immediately following the consummation of the Merger, Parent will be beneficially owned by a consortium comprised of CNshangquan Limited (“CNshangquan”), ChinaEquity USD Fortune Co., Ltd. (“ChinaEquity”, together with CNshangquan, the “Rollover Holders”) and Chinaequity Capital Investments Co., Limited, an affiliate of ChinaEquity.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective time”), each of the Shares issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.114 in cash without interest, and each of the ADSs will be cancelled in exchange for the right to receive US$4.00 in cash without interest, except for (a) Shares, including such Shares represented by the ADSs, held by the Rollover Holders that will be rolled over, or held by Parent, the Company or any of their subsidiaries, which Shares will be cancelled and cease to exist and no payment or distribution will be made with respect thereto, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

Parent intends to fund the Merger through a cash contribution from 北京信中利投资股份有限公司, a company organized and existing under the laws of the PRC and an affiliate of ChinaEquity (the “Sponsor”) pursuant to an equity commitment letter (the “Equity Commitment Letter”) dated as of December 22, 2015 by and between the Sponsor and Parent. ChinaEquity has also entered into a limited guarantee in favor of the Company pursuant to which ChinaEquity has agreed to guarantee certain obligations of Parent under the Merger Agreement.

The Company’s board of directors (the “Board”), acting upon unanimous recommendation of a committee of independent directors formed by the Board (the “Special Committee”), approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. The Special Committee, which is composed solely of independent and disinterested directors, negotiated the terms of the Merger Agreement with assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the second quarter of 2016, is subject to customary closing conditions, including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at an extraordinary general shareholders’ meeting of the Company which will be convened to consider the approval of the Merger Agreement and the Merger, as well as certain other customary closing conditions. The Rollover Holders have agreed to vote all of the Shares (including Shares represented by ADSs) beneficially owned by them in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Select Market.

In connection with the Merger, Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee; Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Special Committee; Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee; Gibson Dunn & Crutcher LLP is serving as U.S. legal advisor to the Rollover Holders; and Walkers is serving as Cayman Islands legal advisor to the Rollover Holders.

Additional Information about the Transaction

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the merger, which will include the Merger Agreement and related documents. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, shareholders will also be able to obtain these documents, without charge, by contacting the Company at the following address and/or telephone number:

Room 302, Qilai Building,

No. 889, Yishan Road

Shanghai 200233

People’s Republic of China

(86-21) 3108 1111

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger go forward.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) is a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Christina Hou

Mecox Lane Limited

Tel: +86 (21) 3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

Email: mcox@ogilvy.com